FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of:         March, 2003

Commission File Number:     0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 27th day of March, 2003.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES 2002 YEAR END FINANCIAL RESULTS

VANCOUVER, B.C., March 26, 2003 — Clearly Canadian Beverage Corporation (TSE:CLV; OTCBB:CCBC) today reported consolidated financial results for the year ended December 31, 2002. (ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS.)

As previously announced (February 27, 2002), during the year ended December 31, 2001, the Company’s wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. These divestitures involved the sale of two business segments: firstly, its home and office five-gallon water business (which sale was completed in April 2001) and secondly, its private label co-pack bottling business, Cascade Clear business and related production assets (which sale was completed in February 2002). As a result of these divestitures, for reporting purposes, the results and financial position of the Company now reflect the results of the “continuing operations” for the years ending December 31, 2002 and December 31, 2001. Accordingly, prior period comparative figures have been restated to reflect this change. In determining its results for the years ended December 31, 2002 and 2001, Clearly Canadian has adopted the Canadian Institute of Chartered Accountants (CICA) accounting standard for dealing with discontinued operations.

Results of Continuing Operations for the year ended December 31, 2002:

Net loss from continuing operations for the year ended December 31, 2002 was $3,583,000 or $0.54 per share on sales revenues of $20,447,000, compared to a loss of $7,174,000 or $1.08 per share on a basic and diluted basis on sales revenues of $23,257,000 for the year ended December 31, 2001.

Selling, general and administrative expenses from continuing operations were $8,068,000 for the year ended December 31, 2002 compared $10,387,000 for the same period in 2001, representing a reduction of 22%. The significant reduction of selling, general and administrative expenses reflects the Company’s continuing efforts to reduce expenses in categories that do not contribute directly towards sales growth initiatives.

Gross profit margins from continuing operations were 28.9% for the year ended December 31, 2002 compared with 36.9% for the corresponding period in 2001. This represents gross profit of $5,912,000 for the year ended December 31, 2002 compared to $8,586,000 for the corresponding period in 2001. The decrease in gross profit margins in 2002 reflects a change in the Company’s product sales mix and the write down of certain inventory.

“Clearly Canadian faced many sales and distribution challenges in 2002 that had a negative impact on its results; however, the Company has taken a number of steps to build an improved platform for future revenue growth in 2003 and beyond. While sales revenue declined in 2002, we did make significant progress in streamlining our operations. We decreased year over year selling, general and administrative expenses, strategically realigned our marketing expenses and increased focus on our accounts receivable levels and use of cash. We also made some strategic changes to our management infrastructure, particularly with regards to our sales team, which I believe will help the Company achieve its goal of sustained profitability.

“Clearly Canadian also refocused on its core products and markets. In 2002, the Company added two new flavours and unveiled a redesign of the 14 oz. package for our core brand, Clearly Canadian® sparkling flavoured water, one of the pioneer brands in the $13.1 billion alternative beverage market. By building on our direct sales customer base, we also expanded distribution for our two bottled water brands, Reebok fitness water and Clearly Canadian O+2®, in the enhanced water sub-segment – the fastest growing sub-segment of the North American alternative beverage industry,” said Douglas L. Mason, President and C.E.O. of Clearly Canadian Beverage Corporation.

“Looking ahead to 2003, Clearly Canadian intends to continue to focus on improving the effectiveness of its distribution system and supporting its brands with integrated marketing campaigns, featuring sampling, under-the-cap promotions, public relations, point-of-sale and in-store merchandising. Our team remains committed to increasing efficiencies that we believe will create sustained profitability and increase shareholder value,” said Mason.

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tre Limone ™ which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian and CC Beverage may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company’s analysis of its product distribution systems, and anticipated changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and anticipated reductions in expenses associated therewith, and the Company’s anticipated product distribution changes and promotional and marketing activities and the potential benefits of such efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

(signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)

Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2®, TRE LIMONE™ and certain Reebok beverage products. Reebok is the registered trademark of Reebok International Ltd. and its affiliated companies.

Clearly Canadian Beverage Corporation
Consolidated Statement of Operations and Deficit
For the year ended December 31, 2002 and 2001
(Stated in Thousands of United States Dollars)                                                                                       (Unaudited)

	2002	2001

Sales	$ 20,447	23,257
Cost of Sales	14,535	14,671

Gross Profit	5,912	8,586
Selling, general and administrative expenses	8,068	10,387
Amortization	422	624

Loss before the following:	(2,578)	(2,425)
Other Expense	(73)	(25)
Interest on long-term debt	(8)	--
Amortization of intangible assets	--	(481)
Loss on sale of assets	(97)	--
Writedown of property, plant and equipment	(942)	(2,235)
Writedown of goodwill	--	(2,111)
Restructuring (charges) recovery	--	103

Loss from continuing operations before income taxes	(3,698)	(7,174)
Recovery of income taxes	115

Loss for the year from continuing operations	(3,583)	(7,174)
Loss for the year from discontinued operations (schedule 1)	--	(1,579)

Loss for the year	(3,583)	(8,753)
Deficit - beginning of period	(48,984)	(40,231)

Deficit - end of period	$ (52,567)	(48,984)

Basic and diluted loss per share	$ (0.54)	(1.32)

Weighted average shares outstanding	6,662,682	6,640,682

Schedule 1
Loss from discontinued operations:
Sales	$ 551	5,245
Loss from discontinued operations net of writedowns and income taxes	--	(3,792)
Gain on sale of assets from discontinued operations	--	2,213

Loss from discontinued operations	$ --	(1,579)

Clearly Canadian Beverage Corporation
Consolidated Balance Sheet
For the year ended December 31, 2002 and 2001
(Stated in Thousands of United States Dollars)                                                                                            (Unaudited)

	2002	2001

ASSETS
Current
Cash and cash equivalents	$ --	226
Accounts receivable	1,191	2,334
Inventories	2,439	2,304
Assets held for sale	935	--
Prepaid expenses, deposits and other assets	271	111

	4,836	4,975

Long-term investments	88	152
Distribution rights	1,913	1,913
Property, plant and equipment	3,042	6,083
Assets held for sale	462	3,895
Prepaid management contracts	306	--

	$ 10,647	17,018

LIABILITIES
Current
Bank indebtedness	$ 702	--
Accounts payable and accrued liabilities	3,578	5,130
Current portion of long term debt	116	347
Convertible debenture	231	--

	4,627	5,477
Long-term debt	1,112	3,252

	5,739	8,729

SHAREHOLDERS' EQUITY
Share Capital
Issued 7,043,682 (2001 - 7,013,682)
Outstanding 6,670,682 (2001 - 6,640,682)	58,237	58,208
Warrants 662,740 (2001 - 692,740)	530	423

Equity component of convertible debenture	96	--
Cumulative translation account	(1,388)	(1,358)
Deficit	(52,567)	(48,984)

	4,908	8,289

	$ 10,647	17,018